August 27, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Era Anagnosti, Esq.

Re:	Bankwell Financial Group, Inc.

Registration Statement on Form S-3 (333-205922)

Filed with the SEC on July 29, 2015

CIK No. 0001505732

Ladies and Gentlemen:

Submitted herewith for filing on behalf of our client, Bankwell Financial Group, Inc. (the “Company”), is the Pre-effective Amendment No. 1 to the Registration Statement (the “Amendment”) filed with the Securities and Exchange Commission (the “Commission”) on July 29, 2015. (the “Registration Statement”).

This Amendment is being filed in response to comments contained in the letter dated August 11, 2015 (the “Letter”) from Era Anagnosti, Legal Branch Chief, of the staff (the “Staff”) of the Commission to Ernest J. Verrico, Sr., Executive Vice President and Chief Financial Officer of the Company. The comment and response are set forth below and are keyed to the comment and the heading used in the Letter.

Securities and Exchange Commission

August 27, 2015

Part II

Exhibit 5, Opinion of Hinckley, Allen & Snyder LLP

Comment:

We note in the second full paragraph on page 4 of the legal opinion that the opinion is limited to “the state laws of the State of Connecticut and the federal laws of the United States of America.” We further note, however, that Section 11.08 of both indentures filed as Exhibits 4.1 and 4.2, states that the respective underlying debt securities are to be governed by the laws of the State of New York. Accordingly, consistent with Section II.B.1.e of Staff Legal Bulletin No. 19 (CF), please have counsel revise the legal opinion to opine under the laws of the State of New York.

Response:

In response to the Staff’s comment, the legal opinion has been revised to include the laws of the State of New York.

Exhibits 25.1 and 25.2, Statement of Eligibility on Form T-1

Comment:

Your Exhibit Index indicates that the Statements of Eligibility on Form T-1 listed as Exhibits 25.1 and 25.2 will be filed by amendment to the registration statement or incorporated by reference pursuant to a periodic report. Please note that you must separately file the Form T-1 under the electronic form type “305B2” after effectiveness and not in a post-effective amendment or in a Form 8-K. Refer to Question 206.01 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, available on our website. Please revise the Exhibit Index accordingly.

Response:

In response to the Staff’s comment, the Exhibit Index has been revised accordingly.

Please contact the Company’s counsel, William W. Bouton, III, (860) 331-2626, or Sarah M. Lombard, (860) 331-2710, with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ William W. Bouton, III

William W. Bouton, III